# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aspire Biopharma Holdings, Inc., CIK 0001847345
CUSIP: 738920107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 194 Candelaro Drive, #233, Humacao, Puerto Rico (PR), 00791
Date of event which requires filing of this statement: 03/19/2025
Amends the filing with accession number 0001493152-25-008412
Filed by CIK 0001470622

## Reporting persons
- Lance Friedman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 4,439,375; shared voting power 0; sole dispositive power 4,439,375; shared dispositive power 0; aggregate amount beneficially owned 4,439,375 (9.078% of the class)
  Comment: Includes 1,680,886 shares of common stock held by Blackstone Capital Advisors, Inc., 2,095,989 share of common stock held by Cobra Alternative Strategies LLC, and 662,500 shares of common stock held by Thor Special Situations LLC.

## Item 1. Issuer
Name of issuer: Aspire Biopharma Holdings, Inc.
Address of issuer's principal executive offices: 194 Candelaro Drive, #233, Humacao, Puerto Rico, 00791

## Item 2. Person Filing
Name of person filing: Lance Friedman
Address of principal business office or, if none, residence: 25 N Market Street, Suite 205, Jacksonville, Florida 32202
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Percent of class: 9.078
Sole power to vote or to direct the vote: 4,439,375
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,439,375
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Lance Friedman: /s/ Lance Friedman, Lance Friedman (03/28/2025)